FOR IMMEDIATE RELEASE

Contact: LeAnne	Zumwalt
DaVita	Inc.
310	750-2072

Frequently Asked Questions Regarding DaVita Inc.’s Tender Offer
to Buy Up to 24 Million Shares of Its Common Stock

Torrance, CA, April 2, 2002, DaVita Inc. (NYSE: DVA) is providing the following additional information, in the form of questions and answers, regarding its Tender Offer to purchase up to 24 million shares of its common stock. These questions and answers should be read in conjunction with the Offer to Purchase and other tender materials the Company has previously mailed to stockholders and filed with the Securities and Exchange Commission. This document is being released publicly, mailed to stockholders and filed with the Securities and Exchange Commission.

1.	Why is the Company tendering for up to 24 million shares of its common stock? Are you doing this because management believes the Company’s stock is undervalued?

Our current assessment of industry growth prospects suggests that we will have more cash flow and debt capacity than high-return investment opportunities. Thus, we believe returning capital to stockholders through this Tender Offer is in the long-term interest of our stockholders and is consistent with the financial strategy that we have articulated for the past nine quarters. This transaction is not meant to signal that management believes the stock is undervalued. While it does reflect management’s confidence in the long-term strength of the Company’s cash flow, it does not reflect any particular point of view regarding the stock price.

2.
If I decide to tender my shares at the high end of the range ($25) and the Company is able to purchase the 24 million shares at a price lower than $25, will I be precluded from selling any shares to the Company in this tender?

Yes. The Company will purchase the shares at the lowest price within the range that allows it to purchase up to 24 million shares. All stockholders who tendered at a higher price will not have any of their shares purchased by the Company.

3.	If I decide to tender my shares at the low end of the range ($20) and the price at which the Company is able to purchase the 24 million shares is higher than $20, will I receive the higher price?

Yes. All stockholders who tender at a price less than or equal to the price at which the Company is able to purchase up to 24 million shares will receive the same price. For example, if you tender at $20 and the price at which the Company is able to purchase up to 24 million shares is $24, you will receive $24 per share.

4.	If I tender at a price below the price at which the Company is able to purchase up to 24 million shares will I have all of the shares that I tendered purchased?

If more than 24 million shares are tendered at or below the price which allows the Company to purchase 24 million shares, the Company will purchase from you the number of shares that represents your pro rata amount. For example, if 48 million shares are tendered at or below $24 (and this is also the minimum price at which the company can purchase 24 million shares), all stockholders who have tendered at $24 or below would have approximately 50% of their tendered shares purchased by the Company (24 million divided by 48 million).[1] All stockholders who have properly tendered at or below this price will be treated in the same manner.

5.	How did the Company choose the range of $20-$25 per share?

Based upon a review of the trading history of our stock over the past three years and available estimates of our stockholders’ cost basis, the Company believes that the range of $20-$25 represents a very attractive return to most stockholders. Even stockholders that may have purchased within the last few months are likely to receive an attractive annualized rate of return if they tender their shares. Of course, those that do not consider any price within this range to be attractive may choose not to tender their shares.

The $20-$25 range represents a premium over the trading levels of DaVita’s stock prior to the announcement of the tender as follows:

Period Prior to Announcement	Maximum Premium vs. Trading Price of Stock
One Year Prior (3/14/01)	49.8%
12 Month Average	23.2%
10 Day Average	12.1%
1 Month Average	9.2%
One Day Prior (3/14/02)	9.1%

6.	Dutch Auction Tenders that I am familiar with have offered more than the maximum 9% premium over the pre-announcement price that you are offering. Why aren’t you offering a higher premium?

Historically, the vast majority of Dutch Auction Tenders have been completed by companies whose stock price, for various reasons, had fallen significantly. DaVita’s stock price was close to a three year high prior to the announcement of the tender. As such, the Company believes other Dutch Tender Auctions are not relevant comparisons given DaVita’s strong stock price performance.

7.	Why would a stockholder tender in the range of $20-$25, when the stock was recently trading above that level?

Often, in tender situations arbitrageurs and others push a stock price higher in anticipation of the announcement of the tender range. There were no recent Company or industry developments and the average trading price of the stock during the 10 trading days prior to the tender announcement was $22.30. Further, in similar situations, stocks often trade back down to their pre-announcement range, once the tender is completed or withdrawn. Of course, the Company cannot predict whether the stock will move up or down following the completion or withdrawal of the tender.

8.	Since the Company’s stock is currently trading above the range of $20-$25, why not just sell in the open market?

Of course, stockholders are free to sell in the open market at prevailing prices at any time. The Company makes no recommendation as to whether, or at what price, to sell in the market, the tender or otherwise. Also, there is no guarantee that the stock will continue to trade at current levels after the expiration of the tender offer.

[1]
The shares accepted for purchase from a stockholder in such a case could be slightly less than 50%, because odd lot holders (less than 100 shares) will have all of their shares purchased first, in accordance with the terms of this Tender.

9.	What will happen if fewer than 24 million shares are tendered within the range of $20-$25?

If fewer than 24 million shares are tendered within the range of $20-$25, the Company may purchase the lower number of shares that are tendered within the range and continue focusing on running the business. Also, the Company may still complete the tender for its senior subordinated notes, in order to replace those notes with lower cost debt. Of course, as discussed in the tender materials, the purchase of any shares and/or senior subordinated notes is contingent upon the Company entering into a senior credit facility on acceptable terms.

10.	Why is the Company doing a large one-time buyback versus ongoing open market purchases?

From December 2001 to January 2002, the Company was actively buying back stock in the open market. Although this program resulted in the purchase of approximately 2.7 million shares, it was not possible for the Company to buy back the number of shares it is seeking to buy in the Dutch Auction Tender. Furthermore, as a practical matter, it would be more difficult to obtain financing for an ongoing open market repurchase program of this magnitude.

11.	Why is the Company doing the buyback as a Dutch Auction Tender?

The Company believes that conducting the tender offer as a Dutch Auction Tender, as opposed to selecting a single price at which to offer to buy its stock, is the fairest method to both tendering and non-tendering stockholders. A Dutch Auction Tender enables each stockholder to choose the price at which he or she is willing to sell some or all of his or her shares within the $20 to $25 tender range. A stockholder can maximize the chances of selling his or her shares by tendering at a lower price in a Dutch Auction Tender, whereas in a fixed price tender offer a stockholder cannot influence the likelihood that all of his or her shares will be accepted in the tender.

Questions regarding participation in the Tender Offer should be directed to the Information Agent, Georgeson Shareholder (866-800-0506) or the Dealer Manager, Credit Suisse First Boston (800-881-8320).

DaVita is a leading provider of dialysis services in the United States for patients suffering from chronic kidney failure. DaVita owns and operates kidney dialysis centers and home peritoneal dialysis programs in 32 states, as well as Washington, D.C. It currently operates 493 outpatient dialysis facilities serving approximately 43,000 patients and also provides acute hemodialysis services to inpatients at approximately 270 hospitals.

This release contains forward-looking statements. Factors which could impact future results include the uncertainties associated with governmental regulation, general economic and other market conditions, and the risk factors set forth in DaVita’s SEC filings, including its Form 10-K for the year ended December 31, 2001. The forward-looking statements should be considered in light of these risks and uncertainties. These risks include those relating to possible reductions in private and government reimbursement rates, the concentration of profits generated from PPO and private indemnity patients and from ancillary services including the administration of pharmaceuticals, the ongoing payment suspension and review of DaVita’s Florida laboratory subsidiary by its Medicare carrier and the Department of Justice, the ongoing review by the Civil Division of the US Attorney’s Office for the Eastern District of Pennsylvania and DaVita’s ability to maintain contracts with physician medical directors.